

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 6, 2016

Via E-mail
David B. Ramaker
Chairman, Chief Executive Officer and President
Chemical Financial Corporation
235 East Main Street
Midland, MI 48640

> **Re: Chemical Financial Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 2, 2016**
> **File No. 333-210520**

Dear Mr. Ramaker:

We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2016 letter.

The Merger, page 40

Background of the Merger, page 40

1.   We note your response and revised disclosure in response to comments 1 and 2. Please further revise this section of your registration statement to include the information you provided to us in your response letter relating to:

- The discussion on page 3 of your response that notes that KBW regularly discussed strategic opportunities with Talmer and was asked by Talmer to feel out various potential opportunities;

- The discussion on page 4 of your response that states that KBW was acting within the direction of the Talmer Strategic Initiative Committee on July 21, 2015;

- The discussion on page 5 of your response regarding why KBW obtained Talmer's knowledge and approval prior to meeting with Chemical; and

- The discussion on page 5 of your response regarding Talmer's conclusions that its interactions with KBW and Chemical regarding a potential merger served Talmer's interests.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Charlie Goode, Warner Norcross & Judd LLP